UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 23, 2016 (May 22, 2016)

Luminex Corporation

(Exact name of registrant as specified in its charter)

Delaware	000-30109	74-2747608
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12212 Technology Boulevard, Austin, Texas		78727
(Address of principal executive offices)		(Zip Code)

(512) 219-8020

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

As previously announced, on May 15, 2016, Luminex Corporation, a Delaware corporation (the “Company”), Nanosphere, Inc., a Delaware corporation (“Nanosphere”), and Commodore Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Subsidiary”) entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, the Company agreed that it would commence a cash tender offer (the “Offer”) to acquire all of the shares of Nanosphere’s common stock, par value $0.01 per share (“Common Stock”) for a purchase price of $1.35 per share, net to the holders thereof, in cash (the “Offer Price”), without interest, subject to the terms and conditions of the Merger Agreement.

The Merger Agreement may be terminated under certain circumstances, including in specified circumstances in connection with superior proposals. Upon the termination of the Merger Agreement, under specified circumstances, Nanosphere would have been required to pay the Company a termination fee of $2,250,000 (the “Break-up Fee”).

In response to the events described under Item 7.01 of this Current Report on Form 8-K, on May 22, 2016, the Company, Merger Subsidiary and Nanosphere entered into a First Amendment to the Merger Agreement (the “Amendment”) that (A) corrected scrivener’s errors such that the Offer would expire at 12:01 a.m. Eastern Daylight time on the 21st Business Day after commencement; (B) increased the per share Offer Price to $1.70 per Share; and (C) increased the Break-up Fee to $3,000,000.

The foregoing description of the Merger Agreement and the Amendment is not complete and is qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K with the Securities and Exchange Commission on May 16, 2016, and is incorporated herein by reference, and the Amendment, which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

The Merger Agreement and the foregoing description of the Merger Agreement have been included to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Item 7.01.	Regulation FD Disclosure.

On May 18, 2016, pursuant to its obligations under the Merger Agreement, Nanosphere, through its counsel, delivered to the Company, through its counsel, a copy of a letter from a third party (the “Third Party”) that Nanosphere deemed a Takeover Proposal at a price per share in cash of $1.50 per Share (the “May 18 Letter”).

On May 18, 2016, pursuant to its obligations under the Merger Agreement, Nanosphere, through its counsel, delivered to the Company, through its counsel, a copy of the May 18 Letter and advised the Company that Nanosphere would have a Board meeting on May 20, 2016 to consider the letter.

On May 19, 2016, the Company’s Board of Directors met and received an update on recent developments from the Company’s counsel and advisors.

On May 20, 2016, Nanosphere, through its counsel, delivered to the Company, through its counsel, notice that the Nanosphere board of directors had made a determination upon advice of outside legal counsel and its financial advisor, that the May 18 Letter was a Takeover Proposal that could reasonably be expected to result in a Superior Offer as contemplated by the Merger Agreement, that the Company would supply the Third Party with non-public information, initially consisting of the Disclosure Letter to the Merger Agreement, that the Nanosphere Board would meet again on May 24, 2016 to consider whether the May 18 Letter was a Superior Offer and that Nanosphere intended to comply with all of its obligations to the Company under the Merger Agreement.

On the afternoon of May 20, 2016, the Company, through its counsel, delivered to Nanosphere and its counsel the proposed Amendment. Such proposed Amendment provided that the proposal would expire at noon, Eastern Daylight time on May 23, 2016 unless accepted by Nanosphere at or prior to such time.

That same afternoon, Nanosphere, through its counsel, informed the Company, through its counsel, that the Nanosphere board of directors would convene on the evening of May 22, 2016, to consider the Amendment.

On Sunday, May 22, 2016, Nanosphere, through its counsel, informed the Company, through its counsel, that the Nanosphere board had approved the Amendment and delivered a fully executed Amendment.

On May 23, 2016, the Company and Nanosphere issued a joint press release announcing the execution of the Amendment described above, and Homi Shamir, the Chief Executive Officer of the Company, sent an email to the employees of the Company. A copy of the press release is furnished as Exhibit 99.1 hereto, and a copy of the email to the employees of the Company is furnished as Exhibit 99.2 hereto.

Important Information

The tender offer described in this communication has not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, the Company and Merger Subsidiary intend to file with the SEC a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Nanosphere intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Company, Merger Subsidiary, and Nanosphere intend to mail these documents to the Nanosphere common stockholders. Investors and shareholders should read those filings carefully when they become available as they will contain important information about the tender offer. Those documents, as well as the Company’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at the Company’s website at www.luminexcorp.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release, including statements regarding the proposed transaction between the Company and Nanosphere, the Company’s and Nanosphere’ financial results and estimates and/or business prospects, the combined company’s plans, objectives, expectations and intentions, leadership in biological testing technologies in the clinical diagnostic and life science industries and the expected size, scope and growth of the combined company’s operations and the markets in which it will operate, expected synergies, as well as the expected timing and benefits of the transaction, may contain words such as “expects,” “may,” “potential,” “upside,” “approximately,” “project,” “would,” “could,” “should,” “will,” “anticipates,” “believes,” “intends,” “estimates,” “targets,” “plans,” “envisions,” “seeks” and other similar language and are considered forward-looking statements or information under applicable securities laws. These statements are based on the Company’s current expectations, estimates, forecasts and projections about the proposed transaction and the operating environment, economies and markets in which the Company and Nanosphere operate, are subject to important risks and uncertainties that are difficult to predict and the actual outcome may be materially different. These statements reflect beliefs and assumptions that are based on the Company’s and Nanosphere’ perception of historical trends, current conditions and expected future developments as well as other factors management believes are appropriate in the circumstances. In making these statements, the Company and Nanosphere have made assumptions with respect to the ability of the Company and Nanosphere to achieve expected synergies and the timing of same, the ability of the Company and Nanosphere to predict and adapt to changing customer requirements, preferences and spending patterns, the ability of the Company and Nanosphere to protect their intellectual property, future capital expenditures, including the amount and nature thereof, trends and developments in the clinical diagnostic and life science industries, business strategy and outlook, expansion and growth of business and operations, credit risks, anticipated acquisitions, future results for the Company being similar to historical results, expectations related to future general economic and market conditions and other matters. The Company’s and Nanosphere’ beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company’s beliefs and assumptions may prove to be inaccurate and consequently the Company’s actual results could differ materially from the expectations set out herein.

Actual results or events could differ materially from those contemplated in the forward-looking statements as a result of the following:

(i)	risks and uncertainties relating to the transaction, including (a) the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on the Company’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, (b) the possibility that certain assumptions with respect to Nanosphere or the transaction could prove to be inaccurate, (c) failure or delay in respect of the satisfaction of the closing conditions to the transaction, (d) the potential failure to retain key employees of the Company or Nanosphere as a result of the proposed transaction or during integration of the businesses and (e) disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships;

(ii)	risks and uncertainties relating to the Company, including (a) the future performance, financial and otherwise, of the Company, (b) the ability of the Company to bring new products to market and to increase sales, (c) the strength of the Company’s product development pipeline, (d) the Company’s growth and profitability prospects, (e) the estimated size and growth prospects of the clinical diagnostic and life science industries, (f) the Company’s competitive position in the clinical diagnostic and life science industries and its ability to take advantage of future opportunities in this market, (g) the benefits of the Company’s products to be realized by customers, and (h) the demand for the Company’s products and the extent of deployment of the Company’s products in the clinical diagnostic and life science industries; and

(iii)

risks and uncertainties relating to future events, conditions or circumstances, or other general risks, including (a) integration of other acquisitions and related restructuring efforts, including the quantum of restructuring charges and the timing thereof, (b) the possibility that the Company may be unable to meet its future reporting requirements under the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, (c) the risks associated with bringing new products to market, (d) fluctuations in currency exchange rates, (e) delays in the purchasing decisions of the Company’s customers, (f) the competition the Company faces in its industry and/or marketplace, (g) the possibility of technical, logistical or planning issues in connection with the deployment of the Company’s products or services, (h) the continuous commitment of the Company’s customers, (i) demand for the Company’s products, and (j) the additional risks discussed under the heading “Risk Factors” in the Company’s Reports on Forms 10-K and 10-Q, as filed with the Securities and Exchange Commission. The forward looking statements contained herein represent the judgment of the Company as of the date of this press release, and unless otherwise required by applicable securities laws, the Company expressly disclaims any intent, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	First Amendment to Agreement and Plan of Merger, dated as of May 22, 2016, among Luminex Corporation, Commodore Acquisition, Inc., and Nanosphere, Inc.

99.1	Joint Press Release dated May 23, 2016.

99.2	Email to Luminex Corporation employees from Homi Shamir, Chief Executive Officer of Luminex Corporation, dated May 23, 2016.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LUMINEX CORPORATION

By:	/s/ Harriss T. Currie
Name:	Harriss T. Currie
Title:	Chief Financial Officer, Senior Vice President of Finance

Dated: May 23, 2016

EXHIBIT INDEX

Exhibit No.	Description

2.1	First Amendment to Agreement and Plan of Merger, dated as of May 22, 2016, among Luminex Corporation, Commodore Acquisition, Inc., and Nanosphere, Inc.

99.1	Joint Press Release dated May 23, 2016.

99.2	Email to Luminex Corporation employees from Homi Shamir, Chief Executive Officer of Luminex Corporation, dated May 23, 2016.